
02003567

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UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 10342

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Manna Financial Service Corp

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kirwan & Co., P.C.
(Name — *if individual, state last, first, middle name)*

(Address) (City) (State) (Zip Code)

PROCESSED
MAR 2 0 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of ______________, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MANNA FINANCIAL SERVICE CORPORATION

FINANCIAL REPORT

DECEMBER 31, 2001

CONTENTS

KIRWAN AND CO., P.C.
A Professional Corporation
Certified Public Accountants
450 W. Broad Street
Suite 400
Falls Church, Virginia 22046-3331
(703) 532-3100

Independent Auditors' Report

Board of Directors
Manna Financial Services Corporation

We have audited the accompanying balance sheets of Manna Financial Service Corporation as of December 31, 2001 and 2000, and the related statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manna Financial Services Corporation, as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kirwan and Co., P.C.

Falls Church, Virginia
February 8, 2002

Manna Financial Services Corporation
BALANCE SHEETS
December 31, 2001 and 2000

ASSETS

	2001	2000
CURRENT ASSETS		
Cash and cash equivalents	$ 384,697	$ 403,938
Temporary marketable securities	28,654	28,029
Accounts Receivable		
Commissions	8,087	16,042
Other	8,234	4,834
Prepaid Expenses	3,252	4,034
Total Current Assets	432,924	456,877
INVESTMENTS		
NASDAQ Stock at Market	52,000	52,000
FIXED ASSETS		
Furniture and Fixtures	85,085	85,085
Less Accumulated Depreciation	82,839	77,774
	2,246	7,311
	$ 487,170	$ 516,188

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
CURRENT LIABILITIES		
Accounts Payable	$ 405	$ 951
Payroll Taxes Due	1,333	2,855
Capital Lease Payable	2,836	1,290
Commissions Payable	12,713	23,795
Total Current Liabilities	17,287	28,891
LONG TERM LIABILITY		
Capital Lease Payable (net of current portion)	---	3,681
COMMITMENTS (NOTE 5)	---	---

STOCKHOLDERS' EQUITY

	2001	2000
Common Stock, $2 par value, authorized 25,000 shares: issued and outstanding 13,443 shares	26,887	26,887
Additional paid-in capital	106,871	106,871
Retained Earnings	336,125	349,858
	469,883	483,616
	$ 487,170	$ 516,188

See accompanying notes to financial statements.

Manna Financial Services Corporation
STATEMENTS OF INCOME
Years Ended December 31, 2001 and 2000

	2001	2000
INCOME		
Dealer Concessions Received - Security Transactions	$ 109,366	$ 299,938
Commissions Received - Mutual Funds and Tax Advantaged Investments	139,694	226,556
Interest	15,589	18,485
Advisory Fees and Other	145,932	166,842
	410,581	711,821
Less: Direct Expenses – Commissions	186,657	350,239
GROSS PROFIT	223,924	361,582
OPERATING EXPENSES		
Advertising	1,714	1,146
Professional	5,400	3,950
Computer	2,266	5,243
Depreciation	5,065	15,753
Exchange and Regulatory Fees and Charges	2,776	1,336
Federal and State Licenses and Fees	7,527	9,056
Insurance	11,574	10,445
Interest	236	912
Miscellaneous	1,648	14,355
Taxes	20,636	17,690
Delivery	918	1,060
Printing, Stationery and Office	4,078	7,733
Publications and Subscriptions	3,775	4,289
Quotation and Wire Service	8,648	8,233
Rent	44,804	46,647
Salaries	98,834	98,857
Telephone	21,158	10,785
	241,057	257,490
NET INCOME (LOSS) BEFORE INCOME TAXES	(17,133)	104,092
INCOME TAXES (EXPENSE) BENEFIT	3,400	(27,149)
NET INCOME (LOSS)	$ (13,733)	$ 76,943

See accompanying notes to financial statements.

Manna Financial Services Corporation
STATEMENTS OF STOCKHOLDER'S EQUITY
Years Ended December 31, 2001 and 2000

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2000	$26,887	$106,871	$ 274,915	$ 408,673
Net Income	---	---	76,943	76,943
Dividend Paid	---	---	(2,000)	(2,000)
Balance, December 31, 2000	26,887	106,871	349,858	483,616
Net loss	---	---	(13,733)	(13,733)
Balance, December 31, 2001	$ 26,887	$106,871	$ 336,125	$ 469,883

See accompanying notes to financial statements.

Manna Financial Services Corporation
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
NET INCOME (LOSS)	$ (13,733)	$ 76,943
Adjustment to reconcile net income (loss) to net cash provided by operating activities		
Depreciation	5,065	15,753
Changes in:		
Accounts receivable – Commissions	7,955	43,184
Accounts receivable - Other	(3,400)	---
Prepaid expenses	782	(12)
Trade accounts payable	(546)	(1,554)
Income Taxes payable	---	(40,404)
Payroll taxes due	(1,522)	2,855
Commissions payable	(11,082)	(28,261)
Net cash provided by (used in) operating activities	(16,481)	68,504
Cash flows from investing activities:		
Acquisition of Investments	---	(52,000)
Temporary marketable securities invested in	(625)	16
Acquisition of furniture & fixtures	---	(9,942)
Net cash provided by (used in) investing activities	(625)	(61,926)
Cash flows from financing activities:		
Payments made on capital lease obligation	(2,135)	(1,924)
Dividends paid	---	(2,000)
Net cash used in financing activities	(2,135)	(3,924)
Net increase (decrease) in cash	(19,241)	2,654
Cash, beginning	403,938	401,284
Cash, ending	$ 384,697	$ 403,938

Interest paid in 2001 was $236 and $912 in 2000. Income taxes paid in 2001 were $0.00 and $69,414 in 2000.

See accompanying notes to financial statements.

Manna Financial Services Corporation
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Manna operates as a fully disclosed broker. It does not clear any transactions or carry customer accounts. Its primary sources of income are commissions received from transactions made through other dealer and fees collected as consultants and advisory under the Registered Investment Advisory Act. Manna is a wholly owned subsidiary of Manna Equities, Inc. There are no significant related company transactions. Manna is a member of the National Association of Security Dealers. Quarterly and annual fees are paid to maintain this memberships.

Basis of Accounting

The financial statements are prepared on the accrual basis. The principal source of income is from commissions on security transactions. Income is earned when the trade has been consummated. Related commissions paid to register representatives are recorded as an expense against the income. Other costs of operations are expensed in the month to which the costs are incurred.

Property and Equipment

Furniture and fixtures are stated at cost less accumulated depreciation. Depreciation is computed using various methods over estimated useful lives of five to seven years. Depreciation expense is $5,065 for 2001 and $15,753 for 2000.

Marketable Securities

Securities purchased for the firm are recorded at cost. Any gain or loss is recorded at time of sale.

Income Taxes

Manna files a consolidated tax return with the parent company. Taxes are computed on an individual company basis and payments consolidated when filed with the appropriate tax authorities.

Policy of Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposits and all highly liquid debt instruments with maturities of less than three months.

1. SIGNIFICANT ACCOUNTING POLICIES

Capital Lease
The company is the lessee of communications equipment under a capital lease expiring in December 2002. The assets and liability under the capital lease are recorded at the lower of the present value of the minimum lease payments or the fair market value of the asset. The asset is depreciated over the lower of its related lease term or its estimated productive life. Depreciation of the asset under the capital lease is included in depreciation expense for 2001 and 2000.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income
There were no items of other comprehensive income in 2001 and 2000, and thus, net income is equal to comprehensive income for each of those years.

2. INSURANCE PROTECTION.

Manna is a member of the Securities Insurance Protection Corporation, which insures against losses to the general public arising out of security dealers failing. For the years ended December 31, 2001 and 2000, Manna paid membership fees of $150 respectively.

3. CONCENTRATION OF CREDIT RISK

The company maintains its cash at one bank. The Federal Deposit Insurance Corporation insures accounts up to $100,000.

4. COMMITMENTS

The Company jointly and severally leases with another company office space in Fairfax, Virginia on a ten year operating lease terminating November 30, 2007. The company's portion of rent expense was $44,803 in 2001 and $47,647 in 2000.

Minimum future rental payments under the non-cancelable operating lease having a remaining term in excess of 1 year as of December 31, 2001 for each of the next five years and in the aggregate are:

4. COMMITMENTS – (CONTINUED)

Year ended December 31,	Amount
2002	$ 59,993
2003	61,493
2004	63,030
2005	64,200
Subsequent to 2006	134,569
Total minimum future rental payments	$383,285

5. CAPITAL LEASE PAYABLE

Minimum future lease payments under the capital lease as of December 31, 2001 for each of the five years and in the aggregate are:

	Year Ended December 31,	Amount
	2002	3,137
Total minimum lease payment		$ 3,137
Less: Amount representing interest		(301)
Present value of net minimum lease payment		$ 2,836

Interest rate on the capital lease approximates 15% and is imputed based on the company's borrowing rate at the inception of the lease.

6. INCOME TAXES

Components of the Company's income tax expense (benefit) are as follows:

	2001	2000
Current	$ (3,400)	$27,149

The Company has adopted Statement if financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." Under SFAS 109, the Company uses the asset and liability method which recognizes the amount of current or refundable at the date of the financial statements as a result of all events that have been recognized in the financial statements and as measured by the provisions of the enacted tax laws.

Manna Financial Services Corporation
Net Capital and Cash Reserve Requirement
Schedule 1
December 31, 2001 and 2000

The Company files an annual 17A-5 Focus Report with the regulatory agencies. The net capital stated in that report for 2001 differs from that in the supplemental reconciliation furnished with this report.

	2001	2000
Net capital per annual 17A-5 Focus Report	$ 429,048	$ 421,659
Net decrease in capital as booked	(37,534)	(14,801)
Net decrease in non-allowable assets	---	---
Net decrease in haircuts	---	---
Net capital per supplemental reconciliation	$ 391,514	$ 406,858

The Company is on a fully disclosed basis; therefore, no cash reserve requirements are needed to be met as required by Rule 17a-5 (D)(4) of the Securities and Exchange Commission.

See Accountants' Report

Manna Financial Services Corporation
COMPUTATION OF CAPITAL UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
Schedule 2
December 31, 2001 and 2000

AGGREGATE INDEBTEDNESS

	2001	2000
Trade Accounts Payable	$ 405	$ 951
Payroll Taxes Due	1,333	2,855
Capital Lease Payable	2,836	4,971
Commissions Payable	12,713	23,795
	$ 17,287	$ 32,572

NET CAPITAL

	2001	2000
Stockholder's Equity per Financial Statement	$ 466,483	$ 483,616
Less: Fixed Assets (Net)	2,246	7,311
Prepaid Expenses	3,252	4,034
Accounts Receivable-Other	8,234	4,834
Other non-qualifying assets	55,754	55,129
Haircut's on securities and money market funds	5,483	5,450
	74,969	76,758
	$ 391,514	$ 406,858

	2001	2000
Ratio: Aggregate Indebtedness to Net Capital	.044 to 1	.087 to 1

See Accountants' Report.

Manna Financial Services Corporation
Statement of Exemption from the Computation of
Reserve Requirements and Information for Possession of
Control Requirements under Rule 15c3-3
December 31, 2001

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(i) and k(2)(ii), Manna Financial Services Corporation is exempt from the computation of a reserve requirement and the information relating to the possession or control requirement.

KIRWAN AND CO., P.C.

A Professional Corporation

Certified Public Accountants
450 W. Broad Street
Suite 400
Falls Church, Virginia 22046-3331
(703) 532-3100

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5

Board of Directors
Manna Financial Services Corporation

In planning and performing our audit of the consolidated financial statements of Manna Financial Services Corporation for the year ended December 31, 2001, we considered its internal control structure, including procedure for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Manna Financial Services Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) for determining compliance with the exemptive provisions of rule 15c3-3. Because Manna Financial Services Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities we did not review the practices and procedures followed by Manna in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2 Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is the responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure polices and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matter involving the internal control structure, including procedures for safeguarding securities, the we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kinsman and Co., P.C.

Falls Church, Virginia
February 8, 2002